Exhibit 99.1

STANDARD LITHIUM ANNOUNCES RESULTS OF
2025 ANNUAL GENERAL AND SPECIAL MEETING

Vancouver, BC – July 16, 2025 – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE American: SLI), a leading near-commercial lithium company, is pleased to announce the detailed voting results from its Annual General and Special Meeting held on July 16, 2025 (the “Meeting”).

A total of 59,747,812 common shares were represented at the Meeting, representing 30.08% of the issued and outstanding common shares of the Company at the record date.

All of the matters put forward before shareholders for consideration and approval, as set out in the Company's management information circular dated May 30, 2025 (the “Circular”), were approved by the requisite majority of votes cast at the Meeting.

Setting the Number of Directors

At the Meeting, the shareholders approved the resolution to set the number of directors at nine for the ensuing year. The resolution was approved with 98.28% votes FOR and 1.72% AGAINST.

Election of Directors

The number of directors was fixed at nine and each of the following nominees set forth in the Company’s Circular was elected as a director of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

Nominee	% Votes FOR	% Votes AGAINST
Robert Cross	98.79%	1.21%
Dr. Andrew Robinson	98.85%	1.15%
David Park	98.88%	1.12%
Jeffrey Barber	97.68%	2.32%
Dr. Volker Berl	98.58%	1.42%
Claudia D’Orazio	98.70%	1.30%
Anca Rusu	98.72%	1.28%
Paul Collins	98.80%	1.20%
Karen Narwold	98.78%	1.22%

Appointment of Auditor

At the Meeting the shareholders approved the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants as the auditor of the Company and authorized the directors to fix the remuneration to be paid to the auditor. The resolution was approved with 98.23% votes FOR and 1.77% votes WITHHELD.

Re-Approval of Option Plan and Incentive Plan

The shareholders also re-approved the stock option plan of the Company, which was approved by resolution with 91.95% votes FOR and 8.05% votes AGAINST, and the long term incentive plan of the Company, which was approved by resolution with 94.09% votes FOR and 5.91% votes AGAINST.

The Company has filed a report of voting results on all resolutions voted on at the Meeting under its profile on SEDAR+ (www.sedarplus.com).

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company focused on the sustainable development of a portfolio of large, high-grade lithium-brine properties in the United States. The Company prioritizes projects characterized by high-grade resources, robust infrastructure, skilled labor, and streamlined permitting. Standard Lithium aims to achieve sustainable, commercial-scale lithium production via the application of a scalable and fully integrated DLE and purification process. The Company’s flagship projects are located in the Smackover Formation, a world-class lithium brine asset, focused in Arkansas and Texas. In partnership with global energy leader Equinor, Standard Lithium is advancing the South West Arkansas project, a greenfield project located in southern Arkansas, and actively exploring promising lithium brine prospects in East Texas.

Standard Lithium trades on both the TSX Venture Exchange (“TSXV”) and the NYSE American under the symbol “SLI”. Please visit the Company’s website at www.standardlithium.com.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to intended development timeline, accuracy of mineral or resource exploration activity, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

Investor Inquiries

Daniel Rosen

+1 604 409 8154

investors@standardlithium.com

Media Inquiries

media@standardlithium.com

X: @standardlithium

LinkedIn: https://www.linkedin.com/company/standard-lithium/